UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
SEC File Number 000-00121
CUSIP Number 501242101

NOTIFICATION OF LATE FILING
(Check One):      ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form 10-D
☐Form N-SAR ☐Form N-CSR
For Period Ended: March 31, 2018

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:_____________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
______________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

KULICKE AND SOFFA INDUSTRIES, INC.
Full Name of Registrant

Former Name if Applicable

23A Serangoon North Avenue 5, #01-01 K&S Corporate Headquarters
Address of Principal Executive Office (Street and Number)

Singapore, 554369
City, State and Zip Code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐
(b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Kulicke & Soffa Industries, Inc. (the “Company”) has determined that is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (the “Form 10-Q”) by May 10, 2018, the original due date for such filing. The Company is conducting an internal investigation, with the assistance of outside advisors, of matters related to unauthorized transactions by a senior finance employee of the Company that were discovered following the end of the fiscal quarter. In the course of this investigation, the Company discovered that certain warranty accruals in prior periods were accounted for incorrectly and therefore misstated. The Board of Directors of the Company has therefore determined that the Company’s previously issued consolidated financial statements for the year ended September 30, 2017 can no longer be relied upon due to the misstated warranty accruals. Accordingly, all earnings releases and similar prior communications issued by the Company as well as other prior statements made by or on behalf of the Company relating to the periods covered by those financial statements should also not be relied upon. The Company intends to file restated consolidated financial statements for the year ended September 30, 2017 as soon as practicable. As the Company’s investigation is ongoing, the Company is not currently in a position to determine whether any restatements will be required regarding matters other than the misstated warranty accruals and whether the consolidated financial statements for any other prior periods will need to be restated. Management is currently evaluating the impact of the restatement on the Company's internal control over financial reporting. If the cause of the restatement is determined to represent a material weakness, the Company will conclude that its disclosure controls and procedures and internal control over financial reporting were not effective as of September 30, 2017. As a result, the Company is not currently in a position to issue unaudited financial information for the quarterly period ended March 31, 2018 or to file with the Securities and Exchange Commission its Form 10-Q for such period. However, the Company does not believe that the unauthorized transactions noted above or the incorrect warranty accruals has had any material adverse impact on the Company’s operations or business prospects. The Company is working toward filing the Form 10-Q as soon as practicable, but does not expect to be in a position to file it within five calendar days following the prescribed due date. Similarly, the Company is working toward filing the above-referenced restated consolidated financial statements as soon as practicable. At this time, however, the Company cannot predict with certainty when the preparation of those restated consolidated financial statements will be completed. The restated consolidated financial statements will reflect any additional accounting adjustments that arise as a result of the efforts described above.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Lester Wong	+65	6417-3437
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward-Looking Statements

Certain statements in this filing are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or the Company’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of the Company or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential” or the negative of those terms or other comparable terminology. The Company has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While the Company believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond the Company’s control. In addition, there can be no assurance that the Company will be able to file its Form 10-Q within the five calendar day extension provided by Rule 12b-25, or that the Company may not identify one or more material weaknesses in its internal control over financial reporting. Furthermore, the ongoing investigation may reveal other accounting errors, and the Company may conclude that investors should no longer rely upon other previously issued financial statements. These and other important factors, including those discussed under “Risk Factors” in the Company’s Form 10-K for the year ended September 30, 2017, as well as the Company’s subsequent filings with the United States Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this filing are made only as of the date hereof, and unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

KULICKE AND SOFFA INDUSTRIES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

KULICKE AND SOFFA INDUSTRIES, INC.

Date: May 10, 2018	By:	/s/ LESTER A. WONG
	Name:	Lester A. Wong
	Title:	Senior Vice President, Interim Chief Financial Officer and General Counsel